Exhibit 99.1

Gauzy Announces Reverse Share Split

TEL-AVIV, Israel, September 8, 2026 (GLOBE NEWSWIRE) -- Gauzy Ltd. (Nasdaq: Gauzy) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced a 1-for-20 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”). The reverse share split and corresponding share capital adjustment will become effective at 11:59 p.m. Eastern Time on September 10, 2026. The Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Stock Market LLC (“Nasdaq”) at the open of business on Friday, September 11, 2026, under the existing trading symbol “GAUZ,” but the Ordinary Shares will trade under a new CUSIP number, M4757U114.

As a result of the reverse share split, every 20 issued and outstanding Ordinary Shares will automatically be converted into one Ordinary Share. No fractional shares will be issued as a result of the reverse share split. Instead, all fractional shares will be rounded down to the nearest whole share. The reverse share split affects all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s issued and outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. As of the date hereof, the Company had 22,862,718 Ordinary Shares issued and outstanding, which, following the effectiveness of the reverse share split, will result in 1,143,135 Ordinary Shares outstanding on a post-split basis (taking into effect the settlement of fractional shares).

The reverse share split will also affect the Company’s derivative securities, including outstanding notes, options, warrants and restricted share units (collectively, the “Outstanding Equity Rights”). Generally, the plans and other documents pertaining to the Outstanding Equity Rights include provisions providing for adjustments in the event of a reverse share split in order to maintain the same economic effect. Specifically, the exercise price and the number of Ordinary Shares issuable pursuant to Outstanding Equity Rights will be adjusted pursuant to the terms of such instruments in connection with the reverse share split.

The Company believes the reverse share split will increase the per share trading price of the Ordinary Shares and enable the Company to maintain compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1).

Additional information regarding the reverse share split can be found in the Company’s proxy statement furnished to the Securities and Exchange Commission on August 17, 2026.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: Gauzy’s ability to meet stock exchange continued listing standards and remain listed on Nasdaq; statements regarding its proposed Debt Settlement in Israel; statements regarding the French court-supervised reorganization proceedings (redressement judiciaire), the call for public tenders and related process, and the timing and potential outcomes of that process; Gauzy’s ability to secure funding in order to maintain and support its operations; the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:

Amanda Yevdaev, EVP Marketing

Gauzy Ltd.

PR@gauzy.com